Exhibit 3.2

CERTIFICATE OF AMENDMENT TO AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF THOR INDUSTRIES, INC.

(Pursuant to Section 242 of the Delaware General Corporation Law)

FIRST	The name of the corporation is Thor Industries, Inc.
SECOND	The Amended and Restated Certificate of Incorporation of the corporation, as amended, is hereby amended to increase the number of authorized shares of the corporation by removing Article FOURTH in its entirety and replacing it with the following:
“FOURTH the total number of shares of stock which the Corporation shall have authority to issue is two hundred fifty-one million (251,000,000) shares, consisting of two hundred fifty million (250,000,000) shares of Common Stock, par value ten cents ($0.10) each, and one million (1,000,000) shares of Preferred Stock, par value ten cents ($0.10) each, which may be issued from time to time in one or more series. The Board of Directors is hereby authorized to fix, by resolution or resolutions providing for the issue of any such series, the voting powers, if any, and the designation, preferences and rights of the shares in such series, and the qualification, limitations or restrictions thereof, including, but not limited to, the following:
	(a)	the number of shares constituting that series and the distinctive designation thereof;
	(b)	the dividend rate on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;
	(c)	the voting rights, if any, of shares of that series in addition to the voting rights provided by law, and the terms of such voting rights;
	(d)	the terms and conditions of the conversion privileges, if any, of shares of that series, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;
	(e)	the terms and conditions of redemption if shares of that series shall be redeemable, including the date or dates on or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;
	(f)	the terms and amount of any sinking fund for the redemption or purchase of shares of that series, if any;
	(g)	the rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and
	(h)	any other relative rights, preferences and limitations of that series.
Dividends on outstanding Preferred Stock shall be declared and paid, or set apart for payment, before any dividend shall be declared and paid, or set apart for payment, on the Common Stock with respect to the same dividend period.”
THIRD	The amendment of the Amended and Restated Certificate of Incorporation herein certified has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed and acknowledged this Certificate of Amendment this 17th day of December, 2003.

/S/ WALTER L. BENNETT
Name:	Walter L. Bennett
Title:	Executive Vice President and Chief Financial Officer

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